Public Notice for Closing of the Shareholders Registry

In accordance with Article 15 of the Articles of Incorporation of the Company, during the closed period (as detailed below), the Company will not make any alteration in the Shareholders Registry, including the change of shareholders’ names; registration or cancellation of securities; and/or establishment or cancellation of trust property.

1. Purpose: To finalize the list of shareholders eligible for receiving the interim dividend for the fiscal year 2013

2. Record Date: June 30, 2013

3. Closed Period: July 1, 2013 ~ July 7, 2013